Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on April 25, 2003

Registration No. 333-102964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XM Satellite Radio Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	4899 (Primary Standard Industrial Classification Code Number)	54-1878819 (I.R.S. Employer Identification No.)

1500 Eckington Place, NE
Washington, DC 20002
(202) 380-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joseph M. Titlebaum
Executive Vice President, General Counsel and Secretary
XM Satellite Radio Holdings Inc.
1500 Eckington Place, NE
Washington, DC 20002
(202) 380-4000
(Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)

Copies to:
Steven M. Kaufman, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

        Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April     , 2003

PROSPECTUS

XM SATELLITE RADIO HOLDINGS INC.

25,514,960 Shares of Common Stock

Corporate Headquarters:
1500 Eckington Place, N.E.
Washington, D.C. 20002
(202) 380-4000

         On January 28, 2003, in connection with the closing of an exchange offer and consent solicitation we accepted for exchange $300.2 million of the previously outstanding $325 million of 14% senior secured notes due 2010 that had been issued by our wholly owned subsidiary, XM Satellite Radio Inc., and guaranteed by us. For each $1,000 principal amount of notes tendered for exchange:

  •
  XM Satellite Radio Inc. issued $1,459 principal amount at maturity of its 14% senior secured discount notes due 2009;

  •
  we issued a warrant to purchase 85 shares of our Class A common stock at a per share exercise price of $3.18; and

  •
  the tendering holder received $70 in cash.

         In connection with our issuance of the warrants, we entered into a warrant agreement with The Bank of New York, as warrant agent, under which we agreed to file the registration of which this prospectus forms a part to register the issuance of shares of our Class A common stock upon exercise of the warrants. The warrants will be exercisable for shares of our Class A common stock at an exercise price $3.18 per share until expiring on December 31, 2009. The terms of the warrants provide for appropriate anti-dilutive adjustments in the exercise price and in the number of shares of Class A common stock issuable upon exercise. Any additional shares of Class A common stock issued pursuant to such adjustments will also be covered by this prospectus.

         Our Class A common stock is listed on the Nasdaq National Market under the symbol "XMSR." On April 24, 2003, the last reported sale price of our common stock was $9.05.

         An investment in our securities involves risks. Please read the section entitled "Risk Factors" beginning on page 2 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is                    , 2003.

TABLE OF CONTENTS

Summary
Risk Factors
Use of Proceeds
Plan of Distribution
Legal Matters
Experts
Incorporation of Documents by Reference
Where You Can Find Information

i

SUMMARY

Our Business

        We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children's programming for a monthly subscription fee; we also offer one premium channel. We believe XM Radio appeals to consumers because of our clear sound quality from a digital signal, innovative programming and nationwide coverage. Since our nationwide launch on November 12, 2001, we have built our subscriber base to over 500,000 subscribers as of April 14, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

        Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

  Warrant Issuances

        On January 28, 2003, we announced that we had completed three separate financing transactions that we believe will significantly improve our liquidity over the next three years. The transactions consisted of (1) an exchange offer, which is described briefly below, relating to $325 million aggregate principal amount of outstanding debt issued by our subsidiary, XM Satellite Radio Inc., or "XM," (2) a restructuring of our payment obligations to General Motors Corporation, and (3) a private placement resulting in gross proceeds to us of $225 million. You can obtain more information regarding the recently completed financing transactions by reviewing a copy of our Current Report on Form 8-K, filed with the SEC on January 29, 2003, which is incorporated by reference into this prospectus.

        In one of these transactions, we accepted for exchange $300.2 million of the previously outstanding $325 million of XM's 14% senior secured notes due 2010. For each $1,000 principal amount of notes tendered for exchange, we or XM issued or paid:

  •
  $1,459 principal amount at maturity of its 14% senior secured discount notes due 2009;

  •
  a warrant to purchase 85 shares of our Class A common stock at a per share exercise price of $3.18; and

  •
  $70 in cash.

        We agreed to register the shares of our Class A common stock underlying the warrants issued in this exchange.

RISK FACTORS

        Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Annual Report on Form 10-K, filed with the SEC on March 31, 2003, which are incorporated by reference in this prospectus, and those set forth following this paragraph. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this propectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Future issuances of our Class A common stock could lower our stock price and impair our ability to raise funds in new stock offerings.

        We have issued and outstanding securities exercisable for or convertible into a significant number of our shares of Class A common stock, including securities issued to General Motors and 10% senior secured discount convertible notes, some of which also give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. As of April 1, 2003, we had outstanding 108,185,044 shares of Class A common stock. On a pro forma basis as of April 1, 2003, if we issued all shares issuable upon conversion of the new notes (but not including accreted value and any in-kind interest payments), exercise of the exchange warrants, and conversion or exercise of other outstanding securities (many of which have a conversion or exercise price significantly above our current market price), we would have had 285,054,281 shares of Class A common stock outstanding on that date (not including a performance-based warrant held by Sony Electronics that may in the future be exercisable for up to 2% of our Class A common stock on a fully diluted basis). Issuances of a large number of shares could adversely affect the market price of our Class A common stock.

        In addition to the shares of our Class A common stock that are already publicly-traded, the holders of approximately 29,268,288 shares of our Class A common stock, all of our Series A preferred stock, all of our Series C preferred stock, GM and the holders of our 10% senior secured discount convertible notes have the right to request registration of their shares, including in future public offerings of our equity securities. We have previously filed registration statements under the Securities Act to cover all 14,500,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. We are now registering 25,514,960 shares under this registration statement and 101,713,219 shares under a separate registration statement in connection with our recently closed transactions. The sale into the public market of a large number of privately-issued shares could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made and incorporated by reference statements in this document that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements.

        Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations.

Important factors that could cause actual results to differ from expectations include, among others, the following:

  •
  Our significant expenditures and losses;

  •
  The unproven market for our service;

  •
  The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

  •
  Our need for additional financing; and

  •
  Our substantial indebtedness.

        For a more detailed discussion of some of these factors, please read carefully the information under "Risk Factors" set forth in our Annual Report on Form 10-K, filed with the SEC on March 31, 2003. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

USE OF PROCEEDS

        The warrants we issued at closing of the exchange offer may be exercised on a "cashless" basis at any time while they remain outstanding. In addition, at any time the registration statement of which this prospectus forms a part, or any post-effective amendment thereto, or any subsequent registration statement we may file relating to the issuance of the shares of Class A common stock upon exercise of the warrants, is then in effect, and the making of offers and sales of the shares of Class A common stock thereunder has not been suspended or terminated, payment of the aggregate exercise price payable upon any exercise may, at the option of the holder of the warrant, be made in cash. To the extent payment of the exercise price is made in cash, we will receive proceeds from the exercise of the warrants to purchase the shares of our common stock covered by this prospectus. The holders of the warrants are not obligated to exercise their warrants. If the warrants are exercised in full by payment in cash of the initial stated exercise price of $3.18 per share, then we will receive gross proceeds of approximately $81 million, which we will use for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

        We are registering shares of Class A common stock underlying the warrants we issued on January 28, 2003. We will distribute these shares if and when the holders of the warrants exercise their respective warrants. The warrants were issued as part of an exchange offer and consent solicitation in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933 and are not being registered under this prospectus. The warrants will be exercisable until December 31, 2009 at an initial exercise price of $3.18 per share. The exercise price and number of shares of Class A common stock that may be acquired upon exercise may be adjusted to protect the holders of the warrants from suffering dilution as provided in the warrant agreement. All costs, expenses and fees in connection with the registration of the shares underlying the warrants will be borne by us.

        This offering will terminate on the earlier of (a) the date on which all of the shares of Class A common stock covered by this prospectus have been sold in connection with the exercise of all of the warrants in full or (b) December 31, 2009, the date the warrants expire.

LEGAL MATTERS

        Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

        The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

  •
  Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

  •
  Our Definitive Proxy Statement on Form 14A, filed with the SEC on April 21, 2003;

  •
  Our Current Reports on Form 8-K, filed with the SEC on:

  •
  January 15, 2003; and
  •
  January 29, 2003; and

  •
  The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC's Internet site at http://www.sec.gov.

        In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

  XM Satellite Radio Holdings Inc.
  1500 Eckington Place, N.E.
  Washington, DC 20002
  Attn: Investor Relations
  (202) 380-4000

        Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

        We have filed with the SEC a "shelf" registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

        You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

        References in this prospectus to the terms "we," "our" or "us" or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

SEC registration fee	$7,465
Printing and engraving expenses	5,000
Legal fees and expenses	5,000
Blue Sky fees and expenses	5,000
Accounting fees and expenses	5,000
Miscellaneous fees and expenses	5,000

Total	$32,465

Item 15. Indemnification of Directors and Officers.

        Section 145 of Delaware General Corporation Law permits indemnification of officers and directors of our company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation law.

        Article Ninth of our Restated Certificate of Incorporation and Article VI, Section 1 of our Bylaws provide that we shall indemnify our directors and officers and any such directors and officers serving at our request as a director, officer, employee or agent of another entity to the fullest extent not prohibited by the Delaware General Corporation Law. The Bylaws also provide that we may, but shall not be obligated to, maintain insurance, at our expense, for the benefit of our company and of any person to be indemnified. In addition, we have entered or will enter into indemnification agreements with our directors and officers that provide for indemnification in addition to the indemnification provided in our Bylaws. The indemnification agreements contain provisions that may require our company, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of our company or other entities to which they provide service at the request of our company and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article Eighth of our Restated Certificate of Incorporation provides that a director shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability

  •
  for any breach of the director's duty of loyalty to our company or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derived any improper personal benefit.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

        Incorporated by reference to the Exhibit Index beginning on page II-6 hereto.

(b)
Financial Statement Schedules are incorporated by reference into the Registration Statement.

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on April 25, 2003.

XM SATELLITE RADIO HOLDINGS INC.
By:	* Hugh Panero President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Hugh Panero	President, Chief Executive Officer and Director (Principal Executive Officer)	April 25, 2003
* Gary M. Parsons	Chairman of the Board of Directors	April 25, 2003
* Joseph J. Euteneuer	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	April 25, 2003
* Nathaniel A. Davis	Director	April 25, 2003
Thomas J. Donohue	Director	April 25, 2003
* Thomas G. Elliott	Director	April 25, 2003
* R. Steven Hicks	Director	April 25, 2003
* Chester A. Huber, Jr.	Director	April 25, 2003

* Randall T. Mays	Director	April 25, 2003
* James N. Perry, Jr.	Director	April 25, 2003
* Pierce J. Roberts, Jr.	Director	April 25, 2003
* Jack Shaw	Director	April 25, 2003
*By:	/s/ JOSEPH M. TITLEBAUM Joseph M. Titlebaum Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
4.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-83619)).
4.1.1	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.5 to the registrant's Registration Statement on Form S-3 (Reg. No. 333-89132)).
4.1.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.6 to the registrant's Annual Report on Form 10-K, filed with the SEC on March 31, 2003).
4.2	Restated Bylaws (incorporated by reference to Exhibit 2 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-83619)).
4.3
Form of Certificate for the registrant's shares of Class A common stock (incorporated by reference to Exhibit 3 to the registrant's Registration Statement on Form 8-A, filed with the SEC on September 23, 1999).
5.1+	Opinion of Hogan & Hartson L.L.P. concerning the legality of the securities offered hereunder.
23.1	Consent of KPMG LLP.
23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
99.1
Warrant Agreement, dated as of January 28, 2003, by and between the registrant and The Bank of New York, as warrant agent (incorporated by reference to Exhibit 4.6 to the registrant's Current Report on Form 8-K, filed with the SEC on January 29, 2003).
+
Previously filed.